UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for September, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: **SASOL LIMITED - ANNOUNCEMENT REGARDING DEALINGS IN SECURITIES BY A DIRECTOR AND THE COMPANY SECRETARY, AND DIRECTORS AND THE COMPANY SECRETARY OF MAJOR SUBSIDIARIES OF SASOL**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

DEALINGS IN SECURITIES BY A DIRECTOR AND THE COMPANY SECRETARY, AND DIRECTORS AND THE COMPANY SECRETARY OF MAJOR SUBSIDIARIES OF SASOL

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements ("Listings Requirements"), Sasol hereby announces that directors and the Company Secretary of Sasol, and directors and the Company Secretary of major subsidiaries of Sasol have, in terms of the Sasol Long-Term Incentive Plan, been issued shares in terms of previously accepted grants that have vested, as set out below.

Vesting date:	21 September 2018
Class of shares:	Sasol ordinary shares
Initial issue price per right:	R0.00
Nature of Transaction:	Sale of shares on-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Designation	Company	Number of shares	Price per share (ZAR)	Total value of the transaction (ZAR)
Nqwababa, B	Director	Sasol Limited	3 802	550.12	2 091 556.24
Victor, P	Director	Sasol Limited Sasol (USA) Corporation Sasol Oil (Pty) Ltd	1 345	550.12	739 911.40
Kahla, V D	Company Secretary Director	Sasol Limited Sasol (USA) Corporation Sasol Oil (Pty) Ltd Sasol South Africa Limited	6 541	550.12	3 598 334.92
Klingenberg, B E	Director	Sasol Oil (Pty) Ltd	7 563	550.12	4 160 557.56
Radebe, M	Director	Sasol Oil (Pty) Ltd	2 661	550.12	1 463 869.32
Baijnath, B	Director	Sasol South Africa Limited	2 360	550.12	1 298 283.20
Booley, T	Director	Sasol Oil (Pty) Ltd Sasol South Africa Limited	2 958	550.12	1 627 254.96
Cameron, E	Director	Sasol Oil (Pty) Ltd	2 894	550.12	1 592 047.28
Du Toit, M	Company Secretary	Sasol South Africa Limited	1 687	550.12	928 052.44
Khoele, G L	Director	Sasol Oil (Pty) Ltd	856	550.12	470 902.72

| Laxa, R M | Director | Sasol South Africa Limited | 1 543 | 550.12 | 848 835.16 |
| Solomon, M S | Director | Sasol South Africa Limited | 851 | 550.12 | 468 152.12 |

Vesting date:	21 September 2018
Class of shares:	Sasol ordinary shares
Initial issue price per right:	R0.00
Nature of Transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Designation	Company	Number of shares	Price per share (ZAR)	Total value of the transaction (ZAR)
Nqwababa, B	Director	Sasol Limited	4 375	559.64	2 448 425.00
Victor, P	Director	Sasol Limited Sasol (USA) Corporation Sasol Oil (Pty) Ltd	1 549	559.64	866 882.36
Radebe, M	Director	Sasol Oil (Pty) Ltd	3 063	559.64	1 714 177.32
Baijnath, B	Director	Sasol South Africa Limited	2 717	559.64	1 520 541.88
Solomon, M S	Director	Sasol South Africa Limited	981	559.64	549 006.84

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for all the transactions set out above.

26 September 2018
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 September 2018

By: <u>/s/ V D Kahla</u>
Name: Vuyo Dominic Kahla
Title: Company Secretary